FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a or 15d—16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2002

EuroTel Bratislava, a.s.
(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorska 100/A
831 03 Bratislava
Slovak Republic
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

EuroTel Bratislava, a.s.

Part I — Financial Information

Item 1: Condensed Consolidated Financial Statements

Consolidated Balance Sheets
(in thousands of Slovak Crowns) (unaudited)

		As of December 31,	As of September 30,
	Notes	2001	2002
ASSETS
Non-current assets
Property and equipment		5,565,548	6,149,848
Licenses	2	675,350	622,952
Deferred expenses		27,183	25,406
UMTS license prepayment		—	500,000

		6,268,081	7,298,206

Current assets
Inventories	4	260,769	331,009
Receivables, prepayments and deferred expenses		1,108,857	1,338,060
Investments	5	3,671,380	2,346,183
Cash and cash equivalents		954,363	1,446,566

		5,995,369	5,461,818

Total assets		12,263,450	12,760,024

LIABILITIES AND EQUITY
Shareholders’ equity
Share capital		3,734,735	3,734,735
Retained earnings / (Accumulated deficit)		(148,288)	384,908

	6	3,586,447	4,119,643

Non-current liabilities
Long term notes		6,577,558	6,487,013
Deferred revenues		27,183	25,406
Deferred tax liability	3	40,629	224,259

		6,645,370	6,736,678

Current liabilities
Trade, other payables and deferred revenues		1,797,539	1,899,602
Accrued interest – long term notes		197,094	2,101
Provisions		37,000	2,000

		2,031,633	1,903,703

Total liabilities and equity		12,263,450	12,760,024

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.
Consolidated Statements of Operations
(in thousands of Slovak Crowns) (unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2001	2002	2001	2002
Revenues	7	2,071,740	2,358,870	5,709,861	6,635,918
Cost of sales and services	8	(942,165)	(938,116)	(2,463,489)	(2,846,240)

Gross profit		1,129,575	1,420,754	3,246,372	3,789,678
Operating expenses	9	(876,056)	(909,233)	(2,407,192)	(2,675,921)

Operating profit		253,519	511,521	839,180	1,113,757
Finance costs	10	(290,346)	27,354	(494,819)	(395,631)

Income before tax		(36,827)	538,875	344,361	718,126
Income taxes	11	1,013	(132,674)	(145,206)	(184,930)

Net income/(loss)		(35,814)	406,201	199,155	533,196

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.
Condensed Consolidated Statements of Cash Flows
(in thousands of Slovak Crowns) (unaudited)

	Nine months ended September 30,
	2001	2002
Cash flows from operations	1,871,800	2,181,733
Interest paid	(858,623)	(753,345)
Interest received	170,037	151,843
Income tax received/(paid)	(10,982)	(5,300)

Net cash flows from operating activities	1,172,232	1,574,931

Cash flows from investing activities
Purchase of property and equipment	(1,016,755)	(1,871,592)
UMTS license prepayment	—	(500,000)
Purchase of investments	(3,720,570)	(2,462,646)
Proceeds from disposal of property and equipment	124	11,751
Proceeds from disposal of investments	3,968,655	3,739,759

Net cash used in investing activities	(768,546)	(1,082,728)

Cash flows from financing activities
Repurchase of long term notes	(460,402)	—

Net cash flows from financing activities	(460,402)	—

Net (decrease)/increase in cash and cash equivalents	(56,716)	492,203

Cash and cash equivalents at beginning of period	1,483,765	954,363

Cash and cash equivalents at end of period	1,427,049	1,446,566

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands of Slovak Crowns) (unaudited)

	Ordinary Shares	Share Premium	Preferred Shares	Retained Earnings/(Accumulated Deficit)	Total
Balance as of December 31, 2000	765,470	1,035	172,230	(642,112)	296,623
Capitalization of shareholder loans (See Note 6)	2,796,000	—	—	—	2,796,000
Capitalization of shareholder loans – adjustment due to effect of blend of exchange rates and tax planning (See Note 6)	—	—	—	186,680	186,680
Net income for the nine months ended September 30, 2001.	—	—	—	199,155	199,155

Balance as of September 30, 2001	3,561,470	1,035	172,230	(256,277)	3,478,458

Balance as of December 31, 2001	3,561,470	1,035	172,230	(148,288)	3,586,447

Net income for the nine months ended September 30, 2002	—	—	—	533,196	533,196

Balance as of September 30, 2002	3,561,470	1,035	172,230	384,908	4,119,643

The accompanying notes form an integral part of these consolidated financial statements.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

1.    Basis of Preparation

These consolidated financial statements have been prepared in accordance with and comply with International Accounting Standards (“IAS”). The financial statements do not form the statutory accounts of EuroTel Bratislava, a.s. (“EuroTel”), which are prepared separately in accordance with Slovak law and accounting practice.

The consolidated financial statements and accompanying notes have been presented in thousands of Slovak Crowns.

In the opinion of management, the accompanying financial statements of EuroTel contain all adjustments necessary to present fairly, in all material respects, EuroTel’s consolidated financial position as of September 30, 2002, and the results of operations and cash flows for the three and nine months ended September 30, 2002 and September 30, 2001. All such adjustments are deemed to be of a normal recurring nature. The financial statements should be read in conjunction with the financial statements and the related notes included in EuroTel’s financial statements as of December 31, 2001 and 2000 and for each of the years then ended. The results of operations for the three and nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

2.    Licenses

EuroTel reports intangible assets at cost less accumulated amortization.

	As of December 31, 2001	As of September 30, 2002
General license	1,053,149	1,053,149
Less: accumulated amortization	(377,799)	(430,197)

	675,350	622,952

The general license is valid until 2011, at which point EuroTel has the option to renew the license for up to an additional ten years.

3.    Deferred Taxes

Deferred taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 25%. On December 4, 2001 the Slovak corporate tax rate changed from 29% to 25% effective from January 1, 2002.

The movement on the deferred tax account is as follows:

	As of December 31, 2001	As of September 30, 2002
At beginning of year—net deferred tax asset / (liability)	223,715	(40,629)
Income statement charge	(188,095)	(183,630)
Tax charged to equity (Note 6)	(76,249)	—

At end of period—net deferred tax liability	(40,629)	(224,259)

The deferred tax charge to equity in 2001 was recorded in relation to capitalization of shareholder loans. This transaction is further described in Note 6.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

3.    Deferred Taxes (continued)

Deferred tax assets are recognized for tax loss carry forwards to the extent that realization of the related tax benefit through the future taxable profits is probable. Tax loss carryforwards as of September 30, 2002 of Sk1,535,908 represent tax losses accumulated over the years ended December 31, 1999, 2000 and 2001 less a proportion of taxable profits for the nine months ended September 30, 2002 that may, under Slovak tax law, be offset. The tax losses carried forward are expected to be offset evenly against future taxable profits during 2002 through to 2006. The deferred tax asset related to the tax loss carryforwards was recognized on the basis of estimated future taxable profits of the Company within the relevant tax jurisdiction.

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Deferred tax liabilities	As of December 31, 2001	(Charged)/ Credited to Income Statement	As of September 30, 2002

Temporary differences arising from accelerated tax depreciation	(610,693)	(114,209)	(724,902)
Deferred expenses	(19,580)	4,903	(14,677)

Deferred tax liabilities	(630,273)	(109,306)	(739,579)

Deferred tax liabilities	As of December 31, 2001	(Charged)/ Credited to Income Statement	As of September 30, 2002
Unrealized foreign exchange losses	53,075	(30,564)	22,511
Accrued interest	50,901	(50,376)	525
Deferred revenues	19,580	(4,903)	14,677
Other accruals	23,523	13,655	37,178
Bad debt provision for receivables (a)	—	33,938	33,938
Rent and exit costs	17,342	(8,751)	8,591
Premium on long term notes repurchase and write-off of deferred finance charges (b)	14,493	(570)	13,923
Tax losses carried forward	410,730	(26,753)	383,977

Deferred tax assets	589,644	(74,324)	515,320

(a)
Prior to January 1, 2002 the Slovak tax law allowed the debtor to claim a tax benefit only after certain statutory collection requirements were complied with. Due to the significant practical difficulties in pursuing such statutory requirements it was EuroTel’s policy not to recognize a deferred tax asset on its bad debt provision. The Amendment to the Income Taxes Act (the “Amendment”), effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for a further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. A deferred tax asset arising on the bad debt provision was recorded during the nine months ended September 30, 2002 in relation to receivables within the scope of the Amendment.

(b)
A deferred tax asset of Sk14,493 has been recognized as of December 31, 2001 to account for the timing differences between the accounting and tax profits of EuroTel caused by repurchase, by EuroTel, of €15 million of its long term notes. Under IAS, the premium paid by EuroTel over the carrying value of repurchased notes together with unamortized deferred finance charges related to the repurchased notes were charged to income. Under Slovak law, for tax purposes, the premium will become deductible on the date of maturity of long term notes and the deferred finance charges will continue to be amortized over the period until such date.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

3.    Deferred Taxes (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax asset/liabilities and when the deferred taxes relate to the same fiscal authority.

The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	As of December 31, 2001	As of September 30, 2002
Deferred tax liability	(40,629)	(224,259)

The amounts shown in the balance sheet include the following:
	As of December 31, 2001	As of September 30, 2002
Deferred tax assets to be recovered after more than 12 months	414,599	399,230
Deferred tax liabilities to be settled after more than 12 months	(478,931)	(581,089)

	(64,332)	(181,859)

4.    Inventories

	As of December 31, 2001	As of September 30, 2002
Mobile
Mobile phones and accessories	195,633	303,037
SIM cards	60,271	21,961

	255,904	324,998
Managed data network services (“MDNS”)
MDNS inventory	4,865	6,011

	260,769	331,009

EuroTel uses an aging analysis of inventory that approximates the amount that would have been provided for under specific identification; stock items with carrying value of Sk15,823 are carried at net realizable value (Sk36,327 as of December 31, 2001). Inventories are shown net of allowances of Sk19,269 and Sk14,903 as of December 31, 2001 and September 30, 2002, respectively.

5.    Investments

EuroTel has invested in a portfolio of Euro denominated government bonds. The bonds mature in periods ranging from two to seven months from the balance sheet date. The bonds pay interest at fixed rates with effective interest rates ranging from 3.12% to 3.64%. As of December 31, 2001 and as of September 30, 2002 the fair value of the securities was Sk3,679,578 and Sk2,347,663 respectively. EuroTel has the intent and ability to hold all investments to maturity.

	As of December 31, 2001	As of September 30, 2002
Opening net book amount	3,559,842	3,671,380
Additions	4,604,154	2,462,646
Redemptions	(4,405,473)	(3,739,759)
Amortization of discount / (premium)	8,461	(22,749)
Foreign exchange differences	(95,604)	(25,335)

Closing net book amount	3,671,380	2,346,183

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

6.    Shareholders’ Equity

Upon formation of EuroTel Bratislava, a.s., two classes of shares were issued, ordinary shares and non-redeemable preferred shares with discretionary dividends.

On December 17, 1999, EuroTel’s shareholders approved an increase in both ordinary and preferred share capital by capitalizing shareholder loans with a carrying value of Sk334,400. As a result, the total number of ordinary shares authorized, issued and outstanding at December 31, 2000 was 765,470, of which 390,390 and 375,080 were issued to Slovak Telecom (“ST”) and AWBV respectively. The total number of preferred shares authorized, issued and outstanding at December 31, 2000 was 172,230, all of which were issued to ST.

On December 19, 2000 the Board of Directors of EuroTel, including representatives of all shareholders, agreed to capitalize all outstanding shareholder loans and interest accrued thereon through December 31, 2000 with an aggregate value of Sk3,058,929 into ordinary share capital of the Company as of January 1, 2001. The agreement was scheduled at shareholders’ meeting of March 22, 2001. As a result of this transaction, the total number of ordinary shares authorized, issued and outstanding at December 31, 2001 was 3,561,470, of which 1,816,350 and 1,745,120 were issued to ST and AWBV respectively. The total number of authorized, issued and outstanding preferred shares remains 172,230, all of which are held by ST.

The capitalization was effected at a blend of exchange rates in effect during the loan periods giving rise to Sk186,680 increase in equity (net of taxes of Sk76,249). Under Slovak law the increase can be distributed to shareholders of the Company through dividends. Accordingly, the increase was credited to EuroTel’s retained earnings.

Each class of shares has a nominal value of Sk1 per share and carries one vote per share. The preferred shares have the right to share in profits of EuroTel solely through the payment of a preferred dividend of one Slovak Crown per share prior to the payment of the dividend to the holders of ordinary shares. Ordinary shares carry the right to share equally in the profits of EuroTel through the payment of a dividend as and when declared. Share premiums represent the excess of each owner’s total initial capital contribution over their proportionate contribution to EuroTel’s registered capital prior to the transformation of EuroTel into a joint stock company.

EuroTel cannot make any dividend payment or other distribution unless certain criteria set forth in the indenture agreement are satisfied.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

7.    Revenues

	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
Mobile service revenues	1,696,079	2,056,822	4,676,050	5,741,346
Mobile equipment and other sales
Mobile equipment and accessories sales	206,813	135,906	485,766	382,045
Other revenues	53,575	47,864	201,117	162,066

	260,388	183,770	686,883	544,111

MDNS
MDNS service revenues	114,723	117,941	344,889	346,646
MDNS equipment revenues	550	337	2,039	3,815

	115,273	118,278	346,928	350,461

	2,071,740	2,358,870	5,709,861	6,635,918

Service Revenues

Total service revenues, which exclude revenues from the sale of mobile equipment and MDNS equipment, were as follows:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2001	2002	2001	2002
Service revenues	1,864,377	2,222,627	5,222,056	6,250,058

8.    Cost of Sales and Services

	Three months ended Sept 30,		Nine months ended Sept 30,
	2001	2002	2001	2002
Mobile service cost of sales
Interconnect	267,142	375,070	721,463	1,035,666
Roaming	93,579	112,279	222,510	282,755
Leased circuits	54,315	65,006	168,806	190,235
License and other costs	47,914	60,136	89,454	142,774

	462,950	612,491	1,202,233	1,651,430

Mobile equipment and service commissions
Equipment, SIM cards, accessories and spare parts	403,639	282,232	1,035,758	985,559
Service commissions	38,500	8,231	114,146	101,028

	442,139	290,463	1,149,904	1,086,587

Managed data network services cost of sales
MDNS service cost of sales	36,590	34,894	110,216	105,767
MDNS equipment cost of sales	486	268	1,136	2,456

	37,076	35,162	111,352	108,223

	942,165	938,116	2,463,489	2,846,240

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

8.    Cost of Sales and Services (continued)
       Cost of Services

Depreciation and amortization are not included in cost of sales and services but under operating expenses. Total service cost of goods sold, which excludes the cost of mobile equipment and MDNS equipment sold, were as follows:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2001	2002	2001	2002
Cost of services	538,040	655,616	1,426,595	1,858,225

9.    Operating Expenses

	Three months ended Sept 30,		Nine months ended Sept 30,
	2001	2002	2001	2002
Advertising	109,924	97,843	298,712	286,385
Marketing and sales	11,447	11,901	27,598	28,734
Wages and employee benefits (a)	129,773	148,795	384,435	460,137
Building maintenance	17,445	17,985	38,248	52,079
Network support and maintenance	60,108	70,531	176,622	200,712
Motor vehicles expenses	8,491	13,167	25,856	30,934
Rent – base station sites	18,018	20,111	52,600	60,424
Rent – buildings	94,744	37,775	148,917	110,083
Employee training and travel	8,982	6,088	18,879	25,118
Office supplies	13,047	17,916	39,205	51,517
Professional fees and administrative costs	45,545	49,806	115,364	158,617
Operating FX (Gains)/Losses	3,873	(5,173)	3,557	(2,318)
Bad debt expense	9,125	5,691	26,236	25,389
Depreciation (b)	343,185	409,407	1,036,541	1,169,996
Amortization	17,465	17,466	52,397	52,398
Capitalized expenses (c)	(15,116)	(10,076)	(37,975)	(34,284)

	876,056	909,233	2,407,192	2,675,921

a)
Wages and employee benefits include Sk84,384 of contributions accrued to the statutory health, retirement benefit and unemployment schemes during the nine months ended September 30, 2002 (Sk74,039 during the nine months ended September 30, 2001) and Sk28,921 accrued during the three months ended September 30, 2002 (Sk25,516 during the three months ended September 30, 2001).

b)
Included in the depreciation charge for the nine months ended September 30, 2002 is a one-time write-off of Sk24,091 representing the net book value of point-to-multipoint system (“PMP”) for wireless connection of the GSM base stations and MDNS customers to MDNS network. Whereas the Telecom Office of the Slovak Republic (“Telecom Office”) opened the tender for new license for spectrum used by PMP equipment, EuroTel’s management decided not to exercise this offer and ceased the usage of this equipment. PMP equipment was used 69% for MDNS and 31% for Mobile Communications Services business segment.

Included in the depreciation charge for the three and nine months ended September 30, 2002 is an impairment charge of Sk15,716 recorded in relation to NMT network elements impairment. The impairment review was triggered due to the planned disposal of one of the main switching centers of the NMT network. The value in use was determined using discounted cash flow analysis.

c)	Capitalized expenses include labor and overhead expenses associated with the construction of fixed assets.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

10.    Finance Costs

	Three months ended Sept 30,		Nine months ended Sept 30,
	2001	2002	2001	2002
Write-off of deferred finance charges and prepayment penalties (a)	17,069	—	17,069	—
Premium on repurchase of long term notes	24,002	—	24,002	—
Interest expense on borrowings	221,598	180,606	639,780	558,704
Arrangement fees and other finance expenses, net.	9,735	9,985	30,331	29,325
Capitalized interest (b)	(3,574)	(4,212)	(7,545)	(12,298)
Interest income	(60,004)	(39,544)	(173,852)	(124,077)
Foreign exchange (gains) / losses	81,520	(174,189)	(34,966)	(56,023)

	290,346	(27,354)	494,819	395,631

a)
The write-off of Sk17,069 of unamortized deferred finance charges in the three months and nine months ended September 30, 2001 related to the repurchase of €10 million of long term notes in a series of open market transactions. Premium of Sk24,002 paid over the face value of repurchased notes was also charged income. Deferred tax of Sk11,911 was recognized with respect to the above charges. A further €5 million notes were repurchased in October 2001 increasing total repurchases in 2001 to €15 million.

b)	Capitalization rates used to determine capitalized interest were as follows:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2001	2002	2001	2002
Capitalization rates	8.4%	7.5%	8.1%	8.2%

11.    Income Taxes

A reconciliation between the reported income tax charge / (credit) and the theoretical amount that would arise using the statutory tax rates is as follows:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2001	2002	2001	2002
Income before tax	(36,827)	538,875	344,361	718,126

Income tax at 25% (2001: 29%)	(10,680)	134,719	99,865	179,532
Non-deductible provision for doubtful accounts (a)	(3,185)	(5,542)	8,293	(24,649)
Non-deductible provision for inventory	802	893	(4,686)	(1,093)
Non-deductible advertising expenses	1,526	1,742	3,028	4,380
Non-deductible compensation fee (b)	—	210	—	8,960
Forgiven interest on shareholder loan	—	—	18,280	—
Other, net	10,524	652	20,426	17,800

	(1,013)	132,674	145,206	184,930

Income tax expense for the period
The tax charge for the period comprises:
Deferred tax charge (c)	(4,121)	150,370	131,851	183,630
Tax charge in respect of current and prior periods	—	(17,696)	4,990	1,300
Withholding tax charged to income (d)	3,108	—	8,365	—

	(1,013)	132,674	145,206	184,930

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

11.    Income Taxes (continued)

(a)
Uncollectable receivables are not deductible for tax until certain statutory collection requirements are complied with. As described under Note 3 the Amendment relaxed the rules for tax benefit collection related to receivables due after December 31, 2001. The treatment of receivables due prior to December 31, 2001 was not modified. Movements in bad debt provision in relation to such pre-existing receivables therefore continue to be a permanent difference for income tax purposes.

(b)	Compensation fee paid to the owners related to the vacating of the old office space rented under non-cancelable operating leases is tax non-deductible expense for the income tax purposes.

(c)
The deferred tax charge is mainly the result of the differences between accounting and tax depreciation, unrealized foreign exchange losses which are not considered tax deductible under current Slovak tax legislation until realized, accruals including interest on long term notes which are not considered tax deductible under current Slovak tax legislation until paid, and tax loss carryforwards.

(d)
During the nine months of 2001 EuroTel charged its income statement with Sk8,365 of withholding tax related to interest income taxed directly at source at a rate of 15%. Under Slovak law, such payments would be available for offset with income tax liability, but are not recoverable in the event of a tax loss, which was the case in 2001. The tax withheld on EuroTel’s interest income of the nine months of 2002 in the amount of Sk5,300 was carried forward as income tax prepayment as it is expected that EuroTel will produce taxable profits in 2002 fiscal year.

12.    Capital Commitments

EuroTel had the following contractual capital commitments:

	As of December 31, 2001	As of September 30, 2002
Capital expenditures that have been contracted for but have not been provided for in the financial statements	309,672	1,582,238

The commitments as of September 30, 2002 include an amount of Sk999,000 relating to the Universal Mobile Telecommunications System (“UMTS”) license payment which is due on December 2, 2002. It is EuroTel’s policy to recognize licenses as intangible assets when control of related frequencies passes to EuroTel. Prior to such assumption of control of the frequencies any remaining future license fee payments due to the Government are included under contractual commitments.

The remaining amount of the commitments principally relate to the network, with the majority of payments expected to occur within one year.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

13.    Related Party Transactions

In the normal course of business EuroTel purchases certain telecommunications services from and sells certain services to Slovak Telecom. EuroTel has certain lease agreements with ST. Related party transactions with AWBV and T-Mobile International constitute management fees paid for consulting services and payments for seconded employees. On March 22, 2001, EuroTel’s shareholders approved an increase in ordinary share capital by capitalizing all shareholder loans and interest accrued thereon through December 31, 2000 (see Note 6). EuroTel also purchases and sells in the normal course of business telecommunications services from following subsidiaries, associated undertakings and joint ventures within the respective groups of EuroTel’s shareholders: Eurotel Praha and RadioMobil in the Czech Republic, T-Mobile in Germany, T-Mobil Austria, Westel in Hungary, Vodafone Omnitel in Italy and PTC in Poland.

EuroTel’s transactions with the aforementioned related parties, majority of which were undertaken on an arms length basis, were as follows:

	Three months ended Sept 30,		Nine months ended Sept 30,
	2001	2002	2001	2002
Sales to ST	247,969	240,968	735,767	718,216
Purchases from ST	187,810	219,813	548,021	605,257
Lease expense paid to ST	10,056	7,654	30,926	28,604
Sales to Eurotel Praha	33,099	27,275	65,291	63,778
Purchases from Eurotel Praha	8,042	12,367	24,826	32,512
Sales to other related parties	32,044	40,236	77,670	95,237
Purchases from other related parties	14,310	18,290	38,792	49,352
Management fees paid to AWBV	7,732	9,144	18,748	29,853
Management fees paid to T-Mobile International AG	1,335	5,422	1,335	11,077
Directors and management fees	4,333	4,592	13,637	29,248

14.    Contingencies

Litigation

EuroTel is in legal proceedings in the normal course of business including two administrative proceedings initiated by the Anti-Monopoly Office of the Slovak Republic based on a petition of a Voice over IP technology operator alleging breach of anti-monopoly law. The outcome of the proceedings is subject to a certain degree of uncertainty due to the anti-monopoly law in Slovakia being at an early stage of development and subject to varying interpretations. Management of the Company does not believe that the outcome will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

EuroTel is not involved in any material legal proceedings outside of the normal course of business. Management does not believe the resolution of any other current legal proceedings will have a material adverse effect on EuroTel’s financial conditions, results of operations or cash flows.

Taxation

The taxation system in Slovakia is at an early stage of development and is subject to varying interpretations and changes, which may be retroactive. In Slovakia, tax periods remain open for tax audits for 6 years.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

15.    Segment Information

Management considers EuroTel to operate in two business segments based on services provided: mobile telecommunications services and managed data network services. There was no inter-segment revenue recognized. EuroTel tracks and manages financial results for its segments down to the gross profit level. Operating expenses not attributable to reportable segments include all operating expenses except for amortization of licenses and depreciation relating to mobile plant and equipment and managed data network services equipment. Assets attributable to segments include mobile plant and equipment and managed data network services equipment and the related construction in progress as well as licenses, inventory and trade receivables. Unallocated assets include computer equipment, motor vehicles, furniture and fixtures, tax and other receivables, prepayments, deferred finance charges and cash.

EuroTel operates in one geographical market—Slovak Republic.

The information in the following tables is disclosed in the same manner and amounts as used by the chief operating decision-maker to make operational decisions and allocate resources.

EuroTel’s segment financial information was as follows:
	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Three months ended Sept 30, 2001
Revenues	1,956,467	115,273	—	2,071,740
Cost of sales and services	(905,089)	(37,076)	—	(942,165)

Gross profit	1,051,378	78,197	—	1,129,575
Operating expenses	(268,753)	(13,013)	(594,290)	(876,056)

Operating profit	782,625	65,184	(594,290)	253,519
Finance costs	—	—	(290,346)	(290,346)

Profit / (loss) before tax	782,625	65,184	(884,636)	(36,827)
Income taxes	—	—	1,013	1,013

Net income / (loss)	782,625	65,184	(883,623)	(35,814)

Depreciation	(251,315)	(12,986)	(78,884)	(343,185)
Amortization	(17,438)	(27)	—	(17,465)

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

15.    Segment Information (continued)
	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Three months ended Sept 30, 2002
Revenues	2,240,592	118,278	—	2,358,870
Cost of sales and services	(902,954)	(35,162)	—	(938,116)

Gross profit	1,337,638	83,116	—	1,420,754
Operating expenses	(331,237)	(15,979)	(562,017)	(909,233)

Operating profit	1,006,401	67,137	(562,017)	511,521
Finance costs	—	—	27,354	27,354

Profit / (loss) before tax	1,006,401	67,137	(534,663)	538,875
Income taxes	—	—	(132,674)	(132,674)

Net income / (loss)	1,006,401	67,137	(667,337)	406,201

Depreciation (a)	(313,812)	(15,938)	(79,657)	(409,407)
Amortization	(17,425)	(41)	—	(17,466)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Nine months ended Sept 30, 2001
Revenues	5,362,933	346,928	—	5,709,861
Cost of sales and services	(2,352,137)	(111,352)	—	(2,463,489)

Gross profit	3,010,796	235,576	—	3,246,372
Operating expenses	(776,917)	(39,764)	(1,590,511)	(2,407,192)

Operating profit	2,233,879	195,812	(1,590,511)	839,180
Finance costs	—	—	(494,819)	(494,819)

Profit / (loss) before tax	2,233,879	195,812	(2,085,330)	344,361
Income taxes	—	—	(145,206)	(145,206)

Net income / (loss)	2,233,879	195,812	(2,230,536)	199,155

Depreciation	(724,646)	(39,638)	(272,257)	(1,036,541)
Amortization	(52,271)	(126)	—	(52,397)

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

15.    Segment Information (continued)
	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
Nine months ended Sept 30, 2002
Revenues	6,285,457	350,461	—	6,635,918
Cost of sales and services	(2,738,017)	(108,223)	—	(2,846,240)

Gross profit	3,547,440	242,238	—	3,789,678
Operating expenses	(921,610)	(62,064)	(1,692,247)	(2,675,921)

Operating profit	2,625,830	180,174	(1,692,247)	1,113,757
Finance costs	—	—	(395,631)	(395,631)

Profit / (loss) before tax	2,625,830	180,174	(2,087,878)	718,126
Income taxes	—	—	(184,930)	(184,930)

Net income / (loss)	2,625,830	180,174	(2,272,808)	533,196

Depreciation (a)	(869,333)	(61,943)	(238,720)	(1,169,996)
Amortization	(52,277)	(121)	—	(52,398)

	Mobile Communications Services	Managed Data Network Services	Unallocated	Total
As of December 31, 2001
Total assets	6,036,164	357,268	5,870,018	12,263,450

Total liabilities	1,378,389	78,304	7,220,310	8,677,003

Capital expenditure	1,276,163	84,177	479,265	1,839,605

As of September 30, 2002
Total assets	7,109,217	362,061	5,288,746	12,760,024

Total liabilities	1,452,336	66,336	7,121,709	8,640,381

Capital expenditure (b)	1,715,001	59,317	491,157	2,265,475

(a)	The depreciation charge of the Mobile Communications Services segment includes Sk15,716 of the NMT impairment charge (see also Note 9).

(b)	The capital expenditure of the Mobile Communications Services segment as of September 30, 2002 includes the UMTS license fee prepayment of Sk500,000.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

16.    Reconciliation to United States Generally Accepted Accounting Principles

EuroTel’s financial statements are prepared in accordance with IAS, which differ in certain respects from United States Generally Accepted Accounting Principles (“U.S. GAAP”) The principal differences between IAS and U.S. GAAP are presented and described below, together with explanations of the adjustments that affect consolidated net income for the three months and nine months ended September 30, 2001 and 2002.

	Three months ended Sept 30,		Nine months ended Sept 30,
	2001	2002	2001	2002
Reconciliation of net income
Net income reported under IAS	(35,814)	406,201	199,155	533,196
U.S. GAAP adjustments:
— shareholders pushdown (a)	(706)	(706)	(2,118)	(2,118)
— extraordinary loss (b)	29,160	—	29,160	—

Presentation of net income/(loss) under U.S. GAAP before extraordinary items	(7,360)	405,495	226,197	531,078

Presentation of net income/(loss) under U.S. GAAP after extraordinary items	(36,520)	405,495	197,037	531,078

There are no differences between shareholders’ equity reported under IAS and U.S. GAAP.

(a)  Shareholder Pushdown

Under IAS, expenses paid by the shareholders on behalf of EuroTel do not constitute a contribution of capital. In addition, EuroTel is not required to recognize an expense related to shareholder payments. During the periods presented, EuroTel had portions of compensation expense paid by its shareholders. Under U.S. GAAP, EuroTel is required to recognize an expense and a concurrent contribution of capital by the shareholder for these costs when material. This transaction has no effect under Slovak law and no effect on net equity.

(b)  Extraordinary Item

In March 2000, EuroTel repaid the Syndicated and International Finance Corporation loans with the proceeds from the issuance of long term notes. An amount of Sk236,874 (net of tax of Sk96,751), comprising unamortized deferred finance charges of Sk189,730 and prepayment penalties of Sk143,895, was charged to income.

In September 2001, EuroTel repurchased €10 million of the long term notes in a series of open-market transactions. An amount of Sk29,160 (net of deferred tax of Sk11,911), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting Sk24,002 and unamortized deferred finance charges related to repurchased notes of Sk17,069, was charged to income (see Note 10).

Under IAS, the above amounts were classified as finance costs and a tax credit. Under U.S. GAAP, EuroTel is required to recognize the early extinguishment of debt as an extraordinary item and report its effect net of tax and after income from continuing operations.

(c)  Comprehensive Income

In September 1997, the FASB adopted Statement of Financial Accounting Standards No. 130. “Reporting Comprehensive Income” (“FAS 130”) which establishes rules for the reporting of comprehensive income and its components. EuroTel had no income components that qualified as comprehensive income under FAS 130 for any of the periods presented.

EuroTel Bratislava, a.s.
Notes to the Condensed Consolidated Financial Statements
(in thousands of Slovak Crowns) (unaudited)

16.    Reconciliation to United States Generally Accepted Accounting Principles (continued)

(d)  Deferred Finance Charges

Under IAS 39, the Company offsets the deferred finance charges related to the issue of its long term notes against the long term notes liability. Under U.S. GAAP in accordance with Accounting Principles Board Opinion No. 21, “Interest on Receivables and Payables”, deferred finance charges must be reported as a separate asset on the balance sheet. The “Long term notes” balance and “Deferred finance charges” balance at September 30, 2002 were Sk6,721,760 and Sk234,747, respectively, under U.S. GAAP. There was no effect on consolidated net income or shareholder’s equity reported under U.S. GAAP.

(e)  Consideration given by a Vendor to a Customer

In November 2001, the Emerging Issues Task Force (the “EITF”) released Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)”, which applies to annual or interim financial statement periods beginning after December 15, 2001. The release provides that cash consideration (including sales incentives) given to customers or resellers should be accounted for as reduction of revenue unless EuroTel receives a benefit that is identifiable and can be reasonably estimated.

EuroTel has reviewed all incentives provided to dealers and customers. In accordance with the adoption EITF No. 01-09 service commissions paid to dealers for the loyalty of existing customers and activation of new customers has been recorded as a direct reduction to revenue. For the nine months ended September 30, 2002 and September 30, 2001 Sk65,076 and Sk85,332, respectively, have been reclassified from cost of sales to reduction of revenue.

The following table presents effect on the Mobile service and equipment revenues and costs of sale under U.S GAAP.

	Three months ended Sept 30,		Nine months ended Sept 30,
	2001	2002	2001	2002
Effect on revenues and costs of sales
Decrease in Mobile service revenues	(7,307)	(6,482)	(21,620)	(30,202)
Decrease in Mobile equipment and other sales	(17,371)	(9,666)	(63,712)	(34,874)
Decrease in Mobile equipment and service commissions	24,678	16,148	85,332	65,076

Net effect on income	—	—	—	—

The adoption of EITF No. 01-09 had no effect on reported U.S. GAAP net income or equity.

(f)  Licenses

Effective January 1, 2002 we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” which established new accounting and reporting requirements for goodwill and other intangible assets under U.S. GAAP. In connection with the adoption of SFAS No. 142, we reassessed the useful life and classification of our identifiable intangible assets and determined, given current status of the legal and regulatory circumstances, that they continued to be appropriate. EuroTel expects to incur aggregate amortization expense of Sk69,864 for the year ending 2002 and for each of the five succeeding fiscal years in respect of the currently existing licenses. The above estimate does not include any amounts for the UMTS license.

EuroTel Bratislava, a.s.

Part I—Financial Information

Item 2:     Management’s Discussion and Analysis of Results of Operations and Financial Condition

You should read the following discussion together with our consolidated financial statements, including the accompanying notes, beginning on page 3. We prepared the consolidated financial statements and the accompanying notes in accordance with IAS, which differs in certain respects from U.S. GAAP. See Note 16 to the consolidated financial statements for a description of the principal differences between IAS and U.S. GAAP as they relate to us and a reconciliation of our net income and shareholders’ equity from IAS to U.S. GAAP. You should read the statements under “Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995” for information on how we present our forward-looking information.

Overview

We are a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications and managed data network services. In the reported period, we were one of only two mobile providers in the country licensed to offer GSM mobile telecommunications services and are the sole provider of analog NMT services. The Telecom Office awarded EuroTel a license for the implementation and operation of a public mobile telecommunication network based on the UMTS standard. The license became effective on July 16, 2002 and is valid through 2022 when EuroTel will have the option to renew the license. EuroTel anticipates the release of the UMTS frequency to occur, in accordance with the license, no later than September 30, 2003 and will then have no more than 30 months to commence providing UMTS services. As of September 30, 2002, our GSM network covered approximately 81% of the geographical area of the Slovak Republic where approximately 98% of the Slovak population lives. We also provide managed data network services to a variety of domestic and multinational businesses and Slovak government institutions. As of September 30, 2002, we had 1,097,077 mobile customers and 3,529 managed data network customers, consisting primarily of our frame relay and X.25 service customers. For the three months ended September 30, 2002, we generated revenues of Sk2,359 million, cash flows from operating activities of Sk486 million, EBITDA of Sk938 million and a net income of Sk406 million. For the nine months ended September 30, 2002, we generated revenues of Sk6,636 million, cash flows from operating activities of Sk1,575 million, EBITDA of Sk2,336 million and a net income of Sk533 million.

On September 20, 2002, the Telecom Office issued decisions under which it determined that EuroTel “has significant influence on the Slovak telecommunication market.” On October 8, 2002, we filed appeals against the above-mentioned decisions based on the Telecom Office’s insufficient argument, lack of detailed specifications and definitions used in the original decisions. Once we are appointed as operator with “significant market power”, we will be required to accept all requests of access to our network from another providers of telecommunication networks or services. We will also be required to allow our points to be used as terminal points for public telecommunication networks. Access can only be denied by reason of unfeasibility. In addition, we will be required to use cost-oriented interconnection rates.

The following table sets forth information about our network:

	As of September 30,
	2001	2002
Geographical area of Slovak Republic covered
NMT	79%	79%
GSM	81%	81%
Population of Slovak Republic covered
NMT	96%	96%
GSM	98%	98%
Number of base stations
NMT	139	136
GSM	607	775

EuroTel Bratislava, a.s.

Revenues

Our revenues consist of mobile service revenues, mobile equipment and other sales and managed data network services revenues. Mobile service revenues include recurring revenues from our mobile telecommunications services and include primarily monthly access fees, airtime charges for calls that originate on our network and interconnection and roaming fees. Airtime charges and monthly access fees are the largest sources of our mobile revenues and include fees charged for our value-added services and special features. We generally set fees on a network-wide basis, although occasionally we negotiate individual fee agreements with large business customers. Airtime charges are generally paid by the initiator of the call, this is commonly referred to “calling party pays,” except when a customer travels outside the Slovak Republic. In this case, the customer is charged for a portion of the incoming call. Interconnection and roaming fees include interconnection fees from Slovak Telecom and Orange Slovensko, a.s. (“Orange”). Fees are charged for calls by Orange customers terminating on our network, roaming fees for calls by our mobile customers traveling outside of the Slovak Republic and for visitors using our network in the Slovak Republic. Revenues from national interconnect fees from Slovak Telecom and Orange account for approximately 25% of mobile service revenue in the nine months ended September 30, 2002 and 2001.

Mobile equipment and other sales include non-recurring revenues from our mobile business and include mainly sales of handsets and accessories as well as one-time activation fees. Managed data network services revenues consist of revenues generated from providing our data customers with access to and use of our data network, as well as revenue from the installation and rental of data transmission equipment.

As a provider of telecommunications services, our revenues are affected by growth in our customer base, customer usage of our services and prices charged for each of the services we offer. Our revenues are also affected by customer mix; business customers generally have a higher average call volume than non-business customers. Continued customer and service usage growth will depend on a number of competitive factors, including pricing and promotions, the range and quality of our services, the capacity and coverage of our network, as well as general economic and market conditions in the Slovak Republic. We expect that average minutes of use and revenue per customer for our mobile customers will fall as mobile penetration in the Slovak Republic increases and many new customers will be non-business customers who use their mobile phones less frequently.

The following table sets forth certain information about our customers:

	As of September 30,
	2001	2002
Mobile subscribers / customers
NMT Post-paid subscribers	14,509	12,610
GSM Post-paid subscribers	199,631	274,232
GSM Pre-paid customers	589,498	810,235

Total	803,638	1,097,077
Managed data network connections	6,841	7,287

EuroTel Bratislava, a.s.

The following table sets forth key business indicators:
	Three months ended September 30,		Nine months ended September 30,
	2001	2002	2001	2002
Average monthly revenue per customer
Post-paid	Sk1,947	Sk1,712	Sk1,884	Sk1,667
Pre-paid	Sk295	Sk258	Sk322	Sk249
Blended	Sk758	Sk640	Sk830	Sk619
Subscriber Acquisition Costs
Post-paid	Sk3,807	Sk3,016	Sk4,448	Sk4,047
Pre-paid	Sk562	Sk282	Sk584	Sk440
Blended	Sk876	Sk744	Sk989	Sk1,352
Average monthly billable minutes per customer
Post-paid	278	220	270	232
Pre-paid	44	40	49	38
Blended	109	87	121	89
Average monthly churn rate
Post-paid	1.48%	0.98%	1.52%	1.29%
Pre-paid	2.16%	1.95%	1.77%	2.12%
Blended	1.96%	1.69%	1.69%	1.91%
Mobile originated billable SMS
Post-paid (1)	25	31	24	32
Pre-paid	23	21	24	21
Blended	23	23	24	24
Gross Adds (2)
Post-paid	17,640	16,841	42,815	83,300
Pre-paid	164,684	82,864	366,248	246,200
Total	182,324	99,705	409,063	329,500

(1)	We do not provide SMS service for NMT subscribers

(2)	Gross add represents any new post-paid or pre-paid SIM card activated on our network

Mobile tariffs in the Slovak Republic are among the lowest in Europe. We have experienced tariff reductions in our mobile business as a result of increased competition with Orange, our only competitor in the Slovak Republic for mobile telecommunications services. Present competition with Orange is based primarily on pricing of handsets and services, network quality and coverage, the range of services offered and customer service. We have also experienced decreasing minutes of use and mobile service revenue per user as a result of the introduction of per second billing on February 1, 2002 for post-paid customers and on March 1, 2002 for pre paid customers. We have experienced a significant increase in the number of pre-paid customers as well as low end usage post-paid customers in the nine months ended September 30, 2002. These new customers generally have a lower usage of mobile services, which has resulted in a lower average number of minutes of use and therefore, lower average revenue per user.

Churn

“Churn” refers to involuntary and voluntary customer disconnections or suspensions of service for both our post-paid and pre-paid customers. Involuntary disconnections or suspensions of service for our post-paid subscribers occur when they fail to pay or we suspect fraudulent use. Involuntary suspensions of service of our pre-paid customers occur when their credit on their pre-paid account reaches a negative level or they fail to re charge their pre-paid account within 12 months. Voluntary disconnections or suspension of service occur when customers switch to a competing mobile network or terminate their use of mobile services. The rate of churn

EuroTel Bratislava, a.s.

indicates the percentage of customers that we need to replace in any given period before we can achieve net customer growth. Our total average monthly churn rate was approximately 1.7% in the three months ended September 30, 2002 and 1.9% in the nine months ended September 30, 2002 compared to 2.0% in the three months ended September 30, 2001 and 1.7% in the nine months ended September 30, 2001. The increase in the total average monthly churn rate in the nine months ended September 30, 2002 was attributable to pre-paid customers. In the future, we expect the churn rate of pre-paid customers to remain relatively high due to the nature of the service. This is expected to have a significant impact on our churn rates due to the expected increase in our pre-paid customer base in the future. We recognize that managing churn is an important factor in stabilizing revenue and maximizing cash flow.

To minimize voluntary churn, we provide a high-quality network and service at competitive prices. We use our advanced information technology systems to understand, monitor and control voluntary churn. We also minimize voluntary churn through loyalty programs and targeted renewal campaigns for post-paid customers near the end of their contracts. However, the success of our customer retention and cost recovery measures depends partially upon competitive factors beyond our control, including our competitor’s rate structures, service offerings and incentive programs.

Our ability to check the credit history of potential customers is limited and hence increases the risk of customer default and our rate of churn. Under Slovak law, we are limited in conducting credit checks through credit bureaus or other third parties. We have established and maintain our own databases through which we conduct credit checks on potential customers, but our information is limited. Therefore, a significant cause of churn has been our policy to terminate customers for failure to pay for our services.

Expenses

Cost of Sales and Services.    Cost of sales and services, which does not include depreciation, principally consists of expenses related to the operation of our mobile and data networks, including interconnection costs, roaming fees paid to other mobile operators when our customers use their networks, leased circuit costs and license fees. Cost of sales and services also includes the cost of equipment sold to customers, including mobile handsets, SIM cards, accessories and modems. These costs are proportional to the number of gross customer additions in each period.

Operating Expenses.    Operating expenses consist of selling, general and administrative expenses and depreciation and amortization expenses. Selling, general and administrative expenses consist of:

•	advertising expenses;

•	marketing and sales expenses;

•	wages and employee benefits;

•	network and IT support and maintenance expenses;

•	bad debt expense;

•	rent of base stations, shops and office space; and

•	other general costs such as professional fees and administrative costs and office supplies.

We reserve for bad debt expense using a formula based on an aging of accounts receivable. This formula is reflected in our statements of operations. Prior to January 1, 2002, the Slovak tax law allowed a debtor to claim a tax benefit only after pursuing all available remedies against a delinquent customer. As a result, before we could claim the tax benefit of a write-off, a delinquent customer would have had to have been through a bankruptcy proceeding or we would have had to commence legal proceedings against this customer and obtain a final adjudication of our claim. It is not commercially feasible for us to pursue each customer that fails to make payments on our invoices. The Amendment to the Income Taxes Act, effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for a further 25% of the

EuroTel Bratislava, a.s.

receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. However, to obtain a 100% tax benefit we are still required to pursue all available remedies. To preserve a possibility of full tax deductibility we will not write off the receivable until we can record a full tax benefit. Accordingly, our balance sheet will reflect, over time, higher levels of gross accounts receivable and bad debt reserves. Our bad debt expense is lower for pre-paid customers.

Depreciation and amortization expenses consist of the depreciation of the property, plant and equipment used in our mobile and data networks and amortization of our licenses. These expenses have increased significantly over recent years because we have constructed our GSM network and will continue to increase as we expand our network coverage and capacity.

Finance Costs.    Our finance costs include net interest expense (net of interest income), arrangement fees and other finance expenses and foreign exchange losses or gains on non-Slovak Crown-denominated debt. We capitalize borrowing costs that are directly attributable to the purchase of property used in the development or construction of property, plant or equipment as part of the cost of such asset during the course of construction. Accordingly, we do not expense or include these borrowing costs as part of our finance costs. Our finance costs vary with the level of our debt, interest rates and exchange losses. Substantially all of our debt is denominated in currencies other than the Slovak Crown.

Taxes.    The corporate tax rate in the Slovak Republic decreased in 1999 from 40% to 29%, effective January 1, 2000 and decreased further in 2001 from 29% to 25%, effective January 1, 2002. Taxes in the Slovak Republic can be reduced by operating losses which generate tax benefits offsetting taxable income. Legislation, which was put into effect on January 1, 2000, is intended to allow for the carryforward of up to three successive years of tax losses, inclusive of the 1999 tax year. The cumulative tax benefit of these carryforwards must be amortized evenly over the next consecutive five years. Any additional tax losses incurred during the amortization period are not available as a future tax benefit, including any amortized amount which cannot be fully utilized. Prior to the legislation, only one year of tax losses could be carried forward at any one time. Taxes are also affected by the tax deductibility of bad debt expense, which can only be deducted after all collection remedies are pursued. In addition, only realized foreign exchange losses are tax deductible under current Slovak tax legislation.

Foreign Exchange Exposure

While the majority of our revenues are in Slovak Crowns, a significant portion of our expenses and liabilities are in currencies other than the Slovak Crown. Substantially all of our debt is in currencies other than the Slovak Crown. As a result, our operating income and cash flow may be affected if these other currencies appreciate against the Slovak Crown. Whenever we experienced a depreciation of the Slovak Crown in recent years, the Slovak Crown cost of servicing our debt as well as the cost of maintaining and expanding our mobile and data networks have increased. We recognize foreign exchange gains and losses on monetary assets or liabilities in foreign currency in the period in which we incur them. We include foreign exchange gains and losses incurred as part of our operating activities as operating costs. We include foreign exchange gains and losses arising from financing activities in finance costs.

We receive some revenues in Euros and U.S. dollars and also receive special drawing rights from foreign carriers. These non-Slovak Crown-denominated revenues are derived from roaming fees for calls placed by foreign customers on our network in the Slovak Republic. Our non-Slovak Crown-denominated revenues represented approximately 5.2% of our total revenues in the three months ended September 30, 2001 and 2002.

EuroTel Bratislava, a.s.

Results of Operations

Our major revenue and expense categories for the three months and nine months ended September 30, 2001 and 2002 are set forth in the table below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2001	2002	2001	2002
	(in millions of Slovak Crowns)
Mobile service revenues	1,696	2,057	4,676	5,741
Mobile service cost of sales	463	612	1,202	1,651

Gross profit from mobile services	1,233	1,445	3,474	4,090
Gross margin from mobile services	73%	70%	74%	71%

Mobile equipment and other sales	261	184	687	544
Mobile equipment and other cost of sales	442	291	1,150	1,087

Gross (loss) from mobile equipment and other sales	(181)	(107)	(463)	(543)
Gross margin from mobile equipment and other sales	(69)%	(58)%	(67)%	(100)%

Data network service revenues	115	118	347	351
Data network service cost of sales	37	35	112	108

Gross profit from managed data network services	78	83	235	243
Gross margin from managed data network services	68%	70%	68%	69%

Total revenues	2,072	2,359	5,710	6,636
Total cost of sales and services	942	938	2,464	2,846

Gross profit	1,130	1,421	3,246	3,790
Gross margin	55%	60%	57%	57%

Selling, general and administration expenses	516	483	1,318	1,454
Depreciation and amortization	361	427	1,089	1,222

Operating income	253	511	839	1,114

Finance and other costs / (income)	290	(28)	495	396
Tax expense / (benefit)	(1)	133	145	185

Net income / (loss)	(36)	406	199	533

Three and Nine Months Ended September 30, 2002 Compared to Three and Nine Months Ended September 30, 2001

Revenues.    Our total revenues increased by Sk287 million, or 14%, from Sk2,072 million in the three months ended September 30, 2001 to Sk2,359 million in the three months ended September 30, 2002. For the nine months ended September 30, 2002 total revenues increased by Sk926 million, or 16%, from Sk5,710 million in the nine months ended September 30, 2001 to Sk6,636 million. This increase was primarily attributable to an increase in the number of our mobile customers, both in our post-paid and pre-paid customer base.

Mobile service revenues, including interconnection and roaming fees paid by other operators, increased by Sk361 million, or 21%, from Sk1,696 million in the three months ended September 30, 2001 to Sk2,057 million in the three months ended September 30, 2002. For the nine months ended September 30, 2002, mobile service revenues increased by Sk1,065 million, or 23%, to Sk5,741 million. This increase primarily reflected a 37% increase in the number of our mobile customers, which grew from 803,638 as of September 30, 2001 to 1,097,077 as of September 30, 2002. Average monthly revenue per customer decreased by 16% from Sk758 in the three months ended September 30, 2001 to Sk640 in the three months ended September 30, 2002 and decreased by 25% from Sk830 in the nine months ended September 30, 2001 to Sk619 in the nine months ended September 30, 2002. We believe that this decline was primarily due to the increased number of non-business

EuroTel Bratislava, a.s.

mobile customers, who typically choose our pre-paid service or lower end post-paid service plans and generate lower average monthly revenues than our business customers. We also experienced decreasing minutes of use and consequently, mobile service revenue per user, as a result of our introduction of billing in per-second increments as of February 1, 2002 for post-paid customers and as of March 1, 2002 for pre-paid customers. Our pre-paid customers increased by 220,737 or 37% from 589,498 as of September 30, 2001 to 810,235 as of September 30, 2002. Deferred revenue increased by Sk125 million, from Sk349 million at September 30, 2001 to Sk474 million at September 30, 2002. This is due to an increase of Sk159 million in deferred mobile service revenue from new customers, offset by a reduction in deferred activation revenue of Sk34 million due to activation fee pricing promotions throughout the first quarter 2002.

Mobile equipment and other sales decreased by Sk77 million, or 30%, from Sk261 million in the three months ended September 30, 2001 to Sk184 million in the three months ended September 30, 2002. This decrease was primarily due to sales of mobile phone handsets and accessories, which decreased by Sk71 million, to Sk136 million, in the three months ended September 30, 2002 and a decrease in activation revenues, which decreased by Sk12 million, to Sk12 million in the three months ended September 30, 2002. Activation revenues decreased due to lower amortization of deferred activation revenues as a result of pricing promotions throughout 2001 as well as lower gross adds during the three months ended September 30, 2002 that reduced activation fees paid by new subscribers. Offsetting this decrease in sales of mobile phone handsets and accessories and the activation revenues was an increase in other and value added services revenues by Sk6 million.

Mobile equipment and other sales decreased by Sk143 million, or 21%, from Sk687 million in the nine months ended September 30, 2001 to Sk544 million in the nine months ended September 30, 2002. This decrease was primarily due to sales of mobile phone handsets and accessories, which decreased by Sk104 million, to Sk382 million, in the nine months ended September 30, 2002, a decrease in activation revenues, which decreased by Sk45 million, to Sk46 million in the nine months ended September 30, 2002 and a decrease in revenue from contract termination penalties, which decreased by Sk15 million, to Sk41 million in the nine months ended September 30, 2002. Activation revenue decreased due to lower amortization of deferred activation revenues as a result of pricing promotions throughout 2001 as well as lower gross adds during the first nine months of 2002 that reduced activation fees paid by new subscribers. Revenue from contract termination penalties also declined as a higher proportion of post-paid churn was attributed to low-end, non-business subscribers, where the collectibility of the contract termination penalties is lower than previously experienced influenced by promotion activities in the first quarter of 2002. This decrease in sales of mobile phone handsets and accessories, activation revenues and revenues from contract penalties was partially offset by an increase in other value added services revenue of Sk8 million.

Managed data network service revenues increased by Sk3 million, or 3%, from Sk115 million in the three months ended September 30, 2001 to Sk118 million in the three months ended September 30, 2002. For the nine months ended September 30, 2002, managed data network service increased by Sk4 million, or 1%, from Sk347 million in the nine months ended September 30, 2001 to Sk351 million. This revenue increase is attributable to an increase in managed data service revenues by Sk3 million, from Sk115 million in the three months ended September 30, 2001 to Sk118 million in the three months ended September 30, 2002. The number of total data customer connections increased by 7% from 6,841 as of September 30, 2001 to 7,287 as of September 30, 2002.

Cost of Sales and Services.    Cost of sales and services remained relatively consistent at Sk938 million in the three months ended September 30, 2002 as compared to Sk942 million in the three months ended September 30, 2001. As a percentage of total revenues, cost of sales decreased from 45% in the three months ended September 30, 2001 to 40% in the three months ended September 30, 2002. The slight decrease in cost of sales and services results from a decrease in mobile phone handsets, accessories and SIM cards costs by Sk121 million in the three months ended September 30, 2002. Offsetting the decrease in mobile phone handsets, accessories and SIM cards were higher interconnection and roaming costs of Sk103 million and Sk24 million, respectively. The increase in interconnection and roaming costs stems from a higher customer base and a change in the calling patterns of our customers, which includes more calls terminating in more expensive mobile networks. For the nine months ended September 30, 2002, costs of sales increased by 16%, to Sk2,846 million, from Sk2,464 million in the nine months ended September 30, 2001. As a percentage of total revenues, cost of sales remained on the same level of 43% as in the nine months ended September 30, 2001.

Cost of sales and services in our mobile business remained almost on the same level of Sk903 million compared to Sk905 million in the three months ended September 30, 2001. This slight decrease was due to a

EuroTel Bratislava, a.s.

decrease of Sk151 million in cost of sales related to mobile equipment and other sales which decreased from Sk442 million in the three months ended September 30, 2001 to Sk291 million in the three months ended September 30, 2002 and was offset by an increase of Sk149 million in mobile service costs of sales, mainly due to incremental interconnect costs required to connect our growing customer base to other networks. For the nine months ended September 30, 2002, cost of sales and services in our mobile business increased by Sk386 million, or 16% to Sk2,738 million, as compared to the same period last year. This increase reflects an increase of Sk449 million in mobile service costs of sales, primarily due to interconnect and roaming costs required to connect our growing customer base to other networks. The increase in interconnect costs of Sk314 million and roaming costs of Sk60 million were offset by a decrease of Sk63 million in costs of sales related to mobile equipment and other sales, which decreased from Sk1,150 million in the nine months ended September 30, 2001 to Sk1,087 million in the nine months ended September 30, 2002. Our negative gross margin on sales of mobile phone handsets, accessories and SIMs was (108)% in the three months ended September 30, 2002 and (158)% in the nine months ended September 30, 2002, as compared to a negative gross margin of (95)% in the three months ended September 30, 2001 and (113)% in the nine months ended September 30, 2001. This increase in the negative margin on sales of mobile phones and accessories is due to management’s effort to gain the market share mainly in the post-paid segment, where customers are bound by contract for 24 months. Negative margins on sales of mobile phones arise due to the mobile telecommunications industry’s practice of selling mobile phone handsets at a price below their cost, in order to attract customers to their service.

Cost of sales and services in our managed data network services business in the three months ended September 30, 2002 decreased by Sk2 million, or 5%, from Sk37 million in the three months ended September 30, 2001 to Sk35 million. For the nine months ended September 30, 2002, cost of sales and services in our managed data network services business decreased by Sk4 million, or 4%, to Sk108 million, as compared to the same period last year. As a percentage of revenues, cost of sales in our managed data network services decreased from 32% in both the three and nine months ended September 30, 2001 to 30% and 31% in the three and nine months ended September 30, 2002, respectively, as we were able to maintain premium pricing on our services despite a general decline in the price of such managed data network services in the market.

Operating Expenses.    Total operating expenses increased by Sk33 million, or 4%, from Sk877 million in the three months ended September 30, 2001 to Sk910 million in the three months ended September 30, 2002. Operating expenses increased by Sk269 million, or 11%, to Sk2,676 million, in the nine months ended September 30, 2002. This increase primarily reflected higher levels of depreciation and amortization expense, wages and employee benefits, professional fees, rent of buildings, network support and maintenance expense, advertising, marketing and sales expense and bad debt expense. With the exception of employee-related expenses, for which some increase stemmed from inflation, the increase of total operating expenses was generally the result of overall growth of our operations.

Depreciation and amortization expense increased by Sk66 million, or 18%, from Sk361 million in the three months ended September 30, 2001 to Sk427 million in the three months ended September 30, 2002 and by Sk133 million, or 12%, to Sk1,222 million in the nine months ended September 30, 2002. This increase primarily reflects additional depreciation expense we incurred relating to the property, plant and equipment we acquired and constructed to meet the needs of our growing subscriber base and to increase the quality of our network in terms of coverage. Included in the depreciation charge for the nine months ended September 30, 2002 is also a non-recurring write-off of Sk24 million representing the net book value of point-to-multipoint system (“PMP”) for wireless connection of the GSM base stations and MDNS customers to the MDNS network. While the Telecom office opened a tender for a new license for the spectrum used by PMP equipment, EuroTel’s management decided not to exercise this offer and ceased the usage of this equipment. PMP equipment was used 69% for the MDNS and 31% for the Mobile Communications Services business segments. In addition, included in the depreciation charge for the three and nine months ended September 30, 2002 is an impairment charge of Sk16 million recorded in relation to NMT network elements impairment. The impairment review was triggered due to the planned disposal of one of the main switching centers of the NMT network. The value in use was determined using discounted cash flow analysis.

Wages and employee benefits increased by Sk19 million, or 15%, from Sk130 million in the three months ended September 30, 2001 to Sk149 million in the three months ended September 30, 2002. For the nine months ended September 30, 2002, wages and employee benefits increased by Sk76 million, or 20%, to Sk460 due primarily to an increase in the average number of employees.

EuroTel Bratislava, a.s.

Professional fees increased by Sk4 million, or 9%, from Sk46 million in the three months ended September 30, 2001 to Sk50 million in the three months ended September 30, 2002. This increase is mainly attributable to higher shareholders fees and expenses which increased by Sk6 million and is offset by a decrease in legal, consultancy and other fees of Sk4 million. For the nine months ended September 30, 2002, professional fees increased by Sk44 million, or 38%, from Sk115 million in the nine months ended September 30, 2001 to Sk159 million. This increase is attributable to higher consulting fees incurred in the first quarter of 2002 in connection with the UMTS bidding process of Sk20 million, and an increase of Sk23 million in shareholder fees and expenses.

Building rent expense decreased by Sk57 million, or 60%, from Sk95 million in the three months ended September 30, 2001 to Sk38 million in the three months ended September 30, 2002. For the nine months ended September 30, 2002, building rent expense decreased by Sk39 million, or 26%, to Sk110 million. The decrease occurred due to the fact that EuroTel moved in 2001 into new office space under an operating lease contract. As a result, EuroTel booked lease termination costs of Sk12 million and a provision of Sk43 million for surplus leased properties in nine months ended September 30, 2001. This provision of Sk37 million, as of December 31, 2001, has been recognized for net present value of expected future payments for such surplus properties, net of sub-leasing revenue. In April 2002, EuroTel entered into an agreement with the owners of a significant majority of the surplus properties and achieved a mutual release of all obligations arising from the lease contracts for a compensatory fee of Sk35 million.

Network support and maintenance expense increased by Sk11 million, or 18%, from Sk60 million in the three months ended September 30, 2001 to Sk71 million in three months ended September 30, 2002. For the nine months ended September 30, 2002, network support and maintenance expense increased by Sk24 million, or 14%, to Sk201 million. This increase reflects a continuing increase in repair and maintenance expense for our network equipment as certain warranties on purchased hardware and software expires.

Advertising, marketing and sales expense decreased by Sk11 million, or 9%, from Sk121 million in the three months ended September 30, 2001 to Sk110 million in three months ended September 30, 2002 and decreased from Sk326 million in the nine months ended September 30, 2001 to Sk315 million in nine months ended September 30, 2002. We expect advertising, marketing and sales expenses to increase in 2002, but believe that as a percentage of revenue they will decline.

Bad debt expense decreased by Sk3 million, or 33%, from Sk9 million in the three months ended September 30, 2001 to Sk6 million in the three months ended September 30, 2002. Bad debt expense related to fraud, which is netted against revenues for the relevant period, decreased from Sk9 million in the three months ended September 30, 2001 to Sk3 million in the three months ended September 30, 2002. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, decreased from 0.9% in the three months ended September 30, 2001 to 0.4% in the three months ended September 30, 2002. For the nine months ended September 30, 2002, bad debt expense decreased by Sk1 million, or 4% from Sk26 million in the nine months ended September 30, 2001 to Sk25 million in the nine months ended September 30, 2002. Bad debt expense related to fraud decreased from Sk29 million in the nine months ended September 30, 2001 to Sk25 million in the nine months ended September 30, 2002. As a percentage of total revenues, our total bad debt expense, including bad debt related to fraud, decreased from 1.0% in the nine months ended September 30, 2001 to 0.8% in the nine months ended September 30, 2002. Management continues to focus on reducing bad debt expense and lowering churn rates in the post-paid segment. Changes in our provision for doubtful accounts are determined based on an aging schedule and also on the specific identification of uncollectible accounts. Receivables older than 90 days and receivables related to customer fraud are 100% reserved for in our provision for doubtful accounts. In order to preserve the tax-deductible status of bad debt expense, our trade receivables may not be written off our primary books and records until we have complied with certain statutory collection requirements.

Due to the factors discussed above, operating income increased from Sk253 million in the three months ended September 30, 2001 to Sk511 million in the three months ended September 30, 2002 and increased from Sk839 million in the nine months ended September 30, 2001 to Sk1,114 million in the nine months ended September 30, 2002.

Finance Costs.    Total net finance costs decreased by Sk318 million, or 110%, from Sk290 million in the three months ended September 30, 2001 to net finance income of Sk28 million in the three months ended

EuroTel Bratislava, a.s.

September 30, 2002. Foreign exchange gains and losses decreased from loss of Sk82 million in the three months ended September 30, 2001 to an income of Sk174 million in the three months ended September 30, 2002 as a result of appreciation of the Slovak Crown against the Euro, in which all our borrowings are denominated. Interest expense on borrowings decreased from Sk222 million in the three months ended September 30, 2001 to Sk181 million in the three months ended September 30, 2002 as a result of the repurchase of €15 million in long term notes in September and October 2001 and the consequent reduction in interest expense. Interest income decreased from Sk60 million in the three months ended September 30, 2001 to Sk40 million in the three months ended September 30, 2002 reflecting a decrease in investments in securities and also reflecting lower average yield on such investments.

For the nine months ended September 30, 2002 total finance costs decreased by Sk99 million, or 20%, from Sk495 million in the nine months ended September 30, 2001 to Sk396 million in the nine months ended September 30, 2002. Foreign exchange gains increased from Sk35 million in the nine months ended September 30, 2001 to Sk56 million in the nine months ended September 30, 2002 as a result of appreciation of the Slovak Crown against the Euro, in which all our borrowings are denominated. Interest expense on borrowings decreased from Sk640 million in the nine months ended September 30, 2001 to Sk559 million in the nine months ended September 30, 2002 as a result of the repurchase of €15 million in long term notes in September and October 2001 and the consequent reduction in interest expense. Interest income decreased from Sk174 million in the nine months ended September 30, 2001 to Sk124 million in the nine months ended September 30, 2002 reflecting a decrease in investments in securities and also reflecting lower average yield on such investments.

Taxes.    Our tax charge increased by Sk134 million from tax benefit of Sk1 million in the three months ended September 30, 2001 to tax charge of Sk133 million in the three months ended September 30, 2002. We reported income before taxes of Sk539 million in the three months ended September 30, 2002 compared to loss before tax of Sk37 million in the three months ended September 30, 2001. In addition, the non-deductible portion of bad debt expense decreased by Sk3 million from negative Sk3 million in the three months ended September 30, 2001 to a negative Sk6 million in the three months ended September 30, 2002 due to new tax laws in the Slovak Republic. Prior to January 1, 2002 the Slovak tax law allowed the debtor to claim tax benefits only after complying with certain statutory collection requirements. Due to significant practical difficulties in pursuing such statutory requirements, it was EuroTel’s policy not to recognize deferred tax assets on its bad debt provision. The Amendment to the Income Taxes Act, effective from January 1, 2002, significantly relaxed the rules for tax benefit collection in relation to newly originated receivables. In accordance with the Amendment, 50% of the bad debt provision related to receivables due after December 31, 2001 becomes tax deductible after 2 years from the receivable due date and a tax benefit for a further 25% of the receivable value can be claimed if the receivable is still unpaid after 36 months from the original due date. Recognition of a deferred tax asset arising on the bad debt provision from the first quarter of 2002 in relation to receivables within the scope of the Amendment contributed to the income tax expense reduction.

For the nine months ended September 30, 2002 our tax charge increased by Sk40 million, or 28%, from Sk145 million in the nine months ended September 30, 2001 to Sk185 million in the nine months ended September 30, 2002. We reported income before taxes of Sk718 million in the nine months ended September 30, 2002 compared to income before tax of Sk344 million in the nine months ended September 30, 2001. The non-deductible portion of bad debt expense decreased by Sk33 million from Sk8 million in the nine months ended September 30, 2001 to a negative Sk25 million in the nine months ended September 30, 2002 due to new tax laws in the Slovak Republic.

Net Income.    As a result of the factors discussed above, we reported net income of Sk406 million for the three months ended September 30, 2002 and a net income of Sk533 million for the nine months ended September 30, 2002 compared to a net loss of Sk36 million for the three months ended September 30, 2001 and a net income of Sk199 million for the nine months ended September 30, 2002.

EuroTel Bratislava, a.s.

Liquidity and Capital Resources

The telecommunications business requires substantial capital to construct and expand mobile and data network infrastructure and to fund operations, particularly during the network development stage. Although our initial network build-out for GSM and managed data network services is substantially complete, we expect to incur additional capital expenditures to provide the network capacity needed to serve our increasing customer base, as well as to enhance the quality and coverage of our service offerings.

EuroTel was awarded by the Telecom Office a license for the implementation and operation of a public mobile telecommunication network based on the Universal Mobile Telecommunications System standard. The license became effective on July 16, 2002 and is valid through 2022 when EuroTel will have the option to renew the license. EuroTel anticipates the release of the UMTS frequency to occur, in accordance with the license, no later than September 30, 2003 and will then have no more than 30 months to commence providing UMTS services. The cost of the license is Sk1,499 million, of which Sk500 million was paid in mid-August 2002 and the remaining Sk999 million is due on December 2, 2002. EuroTel will fund the payments required under the license from surplus cash carried on the balance sheet as of September 30, 2002.

We believe that our capital resources will provide sufficient financing for our anticipated capital expenditures and other operating needs in the near term. However, we cannot precisely determine the amount of capital we will need to operate because our expenditures will depend on our future performance, market conditions and other factors, many of which are beyond our control and therefore, cannot be predicted with certainty.

We expect that our level of capital expenditure will remain significant for at least three years, and possibly longer as we continue to expand network capacity, coverage and quality in order to expand our GSM and UMTS services offered.

Source of Financing.    Primary sources of financing available to us in the future consist of the following:

•	cash flow from operating activities;

•	cash and cash equivalents carried on the balance sheet; and

•	investment of excess cash in interest-bearing securities carried on the balance sheet.

The following table sets forth certain information concerning our historical cash flows:

	Nine months ended September 30,
	2001	2002
Net cash flows	(millions of Slovak Crowns)
From operating activities	1,172	1,575
Used in investing activities	(769)	(1,083)
From financing activities	(460)	—

Net Cash from Operating Activities.    Net cash from operating activities was Sk1,172 million in the nine months ended September 30, 2001 and Sk1,575 million in the nine months ended September 30, 2002. The increase in cash flow from operating activities in the nine months ended September 30, 2002 resulted primarily from growth in our customer base. In addition, interest savings of Sk105 million for the nine months ended September 30, 2002 as compared to the nine months ended September 30, 2001 due to repurchase of the long term notes contributed to the increase in cash flow from operating activities.

Net Cash Used in Investing Activities.    Net cash used in investing activities is driven primarily by capital expenditures and by the investment of excess cash in interest-bearing securities. Net cash used in investing activities for capital expenditures was Sk1,017 million in the nine months ended September 30, 2001, and Sk1,860 million in the nine months ended September 30, 2002. Net cash used in investing activities as of September 30, 2002 includes also the UMTS license fee prepayment of Sk500 million. Capital expenditures included expenditures for network equipment and infrastructure, information technology and other miscellaneous items, such as computer equipment and software, motor vehicles and other new equipment and

EuroTel Bratislava, a.s.

fixtures. In the nine months ended September 30, 2002, approximately 71% of total capital expenditures were related to our mobile network. Net cash used in investing activities in the nine months ended September 30, 2001 included the purchase of Euro-denominated EU government bonds of Sk3,721 million and proceeds from the sale of Euro-denominated EU government bonds of Sk3,969 million. In the nine months ended September 30, 2002, the purchase of such Euro-denominated EU government bonds cost Sk2,463 million and proceeds from the sale of Euro-denominated EU government bonds reached Sk3,740 million.

Net Cash from Financing Activities.    We obtain financing from equity investments and notes issued on the international bond markets. We incurred cash outflow of Sk460 million from financing activities in the nine months ended September 30, 2001 due to the repurchase of €10 million of long term notes in September 2001. There were no cash flows from financing activities during the nine months period ended September 30, 2002.

Debt.    As of September 30, 2002, our gross debt consisted of Sk6,722 million of outstanding long term senior guaranteed notes payable and the interest accrued thereon. On March 23, 2000 we issued €175 million, seven-year senior guaranteed notes at a coupon rate of 11.25%, for total net proceeds of €170.4 million. €90.5 million of the net proceeds of the offering were used to repay existing long term borrowings from third parties; the remaining net proceeds will be used to fund selected capital additions, customer acquisitions and general corporate purposes. These notes provide, among other things, for:

•	an 11.25% interest rate;

•	restrictions on dividend payments, liens, and future indebtedness;

•	restrictions on the sale of certain assets or merging with or into other companies, and

•	restrictions on entering into transactions with affiliates.

On August 18, 2000, the SEC declared effective a registration statement we filed together with our financing subsidiary Slovak Wireless Finance Company, B.V. (“SWFC”), pursuant to which SWFC offered to exchange new notes (“New Notes”) for all then outstanding old notes issued on March 23, 2000 (“Old Notes”). In aggregate, €172.2 million of Old Notes were exchanged for New Notes. The New Notes are substantially identical in terms to the Old Notes, except that the New Notes are registered with the SEC. As of September 30, 2002, there were €2.8 million in Old Notes outstanding. As of September 30, 2002, we believe we were in compliance with all covenants under the Old Notes and the New Notes. Charges incurred in obtaining financing are deferred and amortized to expense over the debt service period using the effective interest method. The finance charges are included in the initial measurement of the notes. In September and October 2001, EuroTel repurchased €15 million of the long term notes in a series of open-market transactions for a net consideration of Sk687 million. EuroTel used existing liquid assets to repurchase this debt. A net loss of Sk44 million (net of deferred tax credit of Sk15 million), comprising the difference between the carrying amount of the repurchased notes and net consideration paid amounting to Sk33 million and unamortized deferred finance charges related to repurchased notes of Sk26 million, was charged to income. As a result, EuroTel’s gross debt decreased to €160 million as of October 31, 2001. There have been no changes in the debt Euro denominated principal since that date, any fluctuations reported in Slovak crowns stem from exchange rate fluctuations. A 1.8% devaluation of the Slovak crown against Euro during the nine months ended 30 September 2002 caused an decrease of the gross debt balance by Sk120 million from Sk6,842 million as of 31 December 2001 to Sk6,722 million as of 30 September 2002.

On October 25, 2002 in line with the October 2001 Resolution of the Board, authorizing EuroTel to enter into specific hedging transactions, a cross-currency interest rate swap was executed covering the next three coupon payments on 25% of the nominal amount of €175 million of the Notes. The swap relates to the coupon payments due on March 30, 2003, September 30, 2003, and March 30, 2004.

EuroTel Bratislava, a.s.

Contractual Obligations and Commercial Commitments. The following tables set forth certain information concerning our obligations and commitments as at September 30, 2002 to make future payments under contracts, such as debt and lease agreements, and under contingent commitments:

	Payments Due By Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
	(millions of Slovak Crowns)
Contractual Cash Obligations
Long Term Debt(1)	6,722	—	—	6,722	—
Interest on Long Term Debt(1)	3,402	756	1,512	1,134	—
Capital Lease Obligations	—	—	—	—	—
Operating leases	1,488	160	298	264	766
Unconditional
Purchase Obligations	1,582	1,582	—	—	—
Other Long Term Obligations	—	—	—	—	—

Total Contractual Cash Obligations	13,194	2,498	1,810	8,120	766

(1)	Under the terms of the Notes, we are permitted to redeem all or any portion of the 11 1/4% Notes at any time on or after March 30, 2004 at face value plus a premium.

All material contracts that were in effect at the time of the filing of our Registration Statement on Form F-4 on August 18, 2000, our Form 20-F on March 28, 2001 and our Form 20-F on March 29, 2002 were filed as exhibits thereto at that time. All material contracts that we have entered in during the third quarter 2002 to November 13, 2002 are summarized below.

•	Supply Contract for the supply of Intelligent Network (“IN”) Solution between EuroTel and Siemens s.r.o.

On August 30, 2002, we have entered into a fourth amendment to this contract which has been signed on July 4, 2001. The details relating to the main contract have been disclosed in our 2001 20-F Report. The contract sets forth the terms and conditions for the supply of IN System consisting of the virtual private network (“VPN”) part of the System and the pre-paid service (“PPS”) part of the system for the trial period starting from the taking over of the VPN Part of the System. Entering into the Amendment, we have decided to utilize the option and extend the co-operation under the Contract until the lapse of the extended warranty period applicable to IN. Notwithstanding the additional time period of the co-operation, we have utilized an option to purchase the software rights associated with this IN Solution, valid for unlimited time period at an exercise price of €7.2 million. We have further committed to purchase additional works needed for full implementation of the IN solution in the amount of €1.7 million.

•	Maintenance & Support Agreement between EuroTel and Siemens, s.r.o.

On August 30, 2002, we entered into a Maintenance and Support Agreement with Siemens, s.r.o. pursuant to which Siemens, s.r.o. will provide maintenance and support for our current IN System, which consists of the virtual private network (“VPN”) part of the System and pre-paid service (“PPS”) part of the System, as well as for any other parts or features of the IN System, we may obtain from Siemens, s.r.o. in the future. This agreement will take affect upon the expiration of the applicable warranty periods under the Supply Agreement set forth above. The annual fee for this maintenance and support is dependant on the number of our IN customers and can range from €0.8 to €1.5 million.

•	Agreement on operating lease of cars between EuroTel and Business Lease Slovakia s.r.o.

Pursuant to this contract, during the period of May till September 2002, EuroTel started to lease 130 cars. Future minimum lease payments under these non-cancelable operating leases are Sk74 million that will be paid by EuroTel in the future periods starting the fourth quarter of 2002 by the end of October 2005.

•
Orders placed pursuant to the Frame Agreements for supply of GSM Cellular Mobile Telephone Products and associated accessories between EuroTel and Siemens s.r.o. (“Siemens”), Nokia Mobile Phones LTD. (“Nokia”) and Motorola Electric GmbH (“Motorola”)

Pursuant to the contracts above, EuroTel has ordered mobile phones and accessories in order to meet customer needs and expectations in the upcoming Christmas season. As of October 31, 2002, we have committed to purchase mobile phones and accessories in the amount disclosed below:

• Nokia	€5.2 million
• Siemens	€4.7 million
• Motorola	€1.2 million

EuroTel Bratislava, a.s.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

In this Management’s Discussion and Analysis, and elsewhere in this Quarterly Report, we have made statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain financing necessary to pursue business opportunities; and our ability to adapt to rapid technological change and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

EuroTel Bratislava, a.s.

Part I — Financial Information

Item 3: Quantitative and Qualitative Disclosures About Market Risk

Our primary risk exposure includes both interest rate risks and foreign exchange rate risks. As of September 30, 2002 we had Sk6,722 million and as of December 31, 2001 we had Sk6,842 million in gross debt. Our current investments totaled Sk2,346 million as of September 30, 2002 and Sk3,671 million as of December 31, 2001. The following table represents material changes in our interest rate risk as of December 31, 2001 and September 30, 2002.

	As of December 31,		As of September 30,
	2001	2001	2002	2002
	(millions of Slovak Crowns, except %)
	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt
Long term notes
Fixed Rate — Euro	6,842	7,492	6,722	7,159
Interest Rate	11.25%	—	11.25%	—

	As of December 31,		As of September 30,
	2001	2001	2002	2002
	(millions of Slovak Crowns, except %)
	Carrying Value	Fair Value	Carrying Value	Fair Value
Current Investments
Government Bonds
Fixed Rate — Euro	3,671	3,680	2,346	2,348
Interest Rate	3.23%-4.42%	—	3.12%-3.64%	—

The December 31, 2001 and September 30, 2002 fixed-rate Euro-debt consists exclusively of the senior guaranteed notes we issued on March 23, 2000 and August 18, 2000. The fair value is based on the market price at September 30, 2002. The senior guaranteed notes mature on March 30, 2007. Interest on the senior guaranteed notes is payable semiannually in arrears, on March 30 and September 30 of each year, respectively, commencing on September 30, 2000.

In September and October 2001, EuroTel repurchased €15 million in senior guaranteed notes in a series of open-market transactions. In accordance with IAS 39, the related liability was derecognized in EuroTel’s consolidated balance sheet. EuroTel used existing liquid assets to extinguish the debt. A net loss of Sk44 million (net of a deferred tax credit of Sk15 million), which consisted of the difference between the carrying amount of the repurchased notes and the net consideration paid of Sk33 million as well as the unamortized deferred finance charges related to repurchased notes of Sk26 million, was charged to income.

Our current investments include short-term Euro-denominated EU government bonds, whose fair value is approximately the same as market value. The bonds mature in periods ranging from two to seven months from the balance sheet date of September 30, 2002.

As of September 30, 2002, all of our current investments and Sk6,722 million of our debt were denominated in Euros. To the extent that we engage in transactions and borrowings in currencies other than the Slovak Crown, we will be exposed to currency exchange risk. For the nine months ended September 30, 2002 we had incurred Sk56 million in foreign exchange gains, as compared to Sk35 million in foreign exchange gains incurred for the nine months ended September 30, 2001, as a result of fluctuation in currency exchange rates.

EuroTel Bratislava, a.s.

The sensitivity to changes in exchange rates of our foreign currency position was determined using current market pricing models. We estimate that a 10% appreciation or devaluation in the foreign exchange rate of the Euro against the Slovak Crown at September 30, 2002 would have changed the combined fair value of the facility and of current investments by Sk425 million.

We continue to consider the possibility of entering into transactions to reduce exposures to market risks resulting from fluctuations in foreign exchange rates. However, there can be no assurances that we will further engage in hedging transactions or that, if we were to do so, these transactions would successfully mitigate our risk. Despite the potential favorable outcome that such transactions could have, it may not be feasible or desirable for us to do so, as the costs could far exceed the possible benefits. As a result, changes in the exchange rate could have a material adverse effect on our ability to pay off non-Slovak Crown-denominated indebtedness.

EuroTel Bratislava, a.s.

Part II — Other Information

Item 1: Legal Proceedings

We are not aware of any material pending or threatened litigation against EuroTel.

We have filed a number of claims against former customers for amounts owed to EuroTel for services rendered. As of September 30, 2002, the total amount of outstanding claims was Sk221 million. We do not expect to recover any material amounts in connection with these claims.

Item 2: Changes in securities and use of proceeds

None.

Item 3: Defaults upon senior securities

None.

Item 4: Submission of matters to vote of security holders

None.

Item 5: Other information

At a meeting held on October 18, 2002, EuroTel’s Board of Directors appointed Michael Guenther as the new chairman of EuroTel’s board of directors. Mr. Guenther, a nominee of Slovak Telecom, has been a member of EuroTel’s board of directors since October 2000 and succeeded Ladislav Mikuš. Mr. Guenther is member of the Board of management in T-Mobile International AG, Germany, responsible for managing mobile communication holdings in Central and Eastern Europe since September of 2001.

At a meeting of shareholders held on October 18, 2002, EuroTel’s shareholders adopted Restated and Amended Articles of Association (see Exhibit 3.1 to this Form 6-K).

Effective July 1, 2002 EuroTel’s sales and marketing division was split into two divisions: a sales division and a marketing division. Milan Vašina was newly appointed as Director of Marketing and Fred Wohl remained Director of Sales till mid of October 2002. Robert Chvátal has replaced Fred Wohl as acting Director of Sales as Fred Wohl has decided to pursue other professional interests.

Item 6: Exhibits and reports on Form 8-K

(a)	Exhibit 3.1 Restated and Amended Articles of Association of EuroTel Bratislava, a.s., as approved by the shareholders on October 18, 2002

(b)	Reports on Form 8-K

None

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2002	EUROTEL BRATISLAVA, a.s
	By:	/S/ ROBERT CHVÁTAL
Robert Chvátal
Chief Executive Officer

	By:	/S/ IVAN BOšňÁK
Ivan Bošňák Chief Financial Officer